Exhibit 4
                                                                       ---------

FOR IMMEDIATE RELEASE                                           6 September 2005


                              WPP GROUP PLC ("WPP")

         Ogilvy Public Relations Worldwide acquires iPR in Greater China


WPP announces that its wholly-operating company Ogilvy Public Relations Worldwide, the leading public relations and public affairs network, has acquired a majority stake in iPR Asia Holdings Limited ("iPR") a leading financial public relations agency.

Founded in 1999 and headquartered in Hong Kong, with offices in Beijing, iPR has 30 full time employees. Clients include Lifestyle International, Clear Media, Yue Yuen Industrial, Shanghai Forte Land, China Oilfield Services and Yanzhou Coal.

iPR's revenues for the year ended 31 December 2004 were HK$25 million, with net assets at the same date of HK$3million.

This investment reinforces WPP's comprehensive communications services offer and continues to Group's strategy of developing its networks in important and faster growing markets and sectors.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com